NO Act

P.E. 12/29/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 3, 2015

Richard W. Astle
Sidley Austin LLP
rastle@sidley.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 2-3-15

Re: Exelon Corporation
Incoming letter dated December 29, 2014

Dear Mr. Astle:

This is in response to your letter dated December 29, 2014 concerning the shareholder proposal submitted to Exelon by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Exelon's intention to exclude the proposal from Exelon's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Exelon may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



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December 29, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Exelon Corporation –
Request to Exclude Shareholder Proposal submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, *inter alia*

Ladies and Gentlemen:

We are submitting this request on behalf of Exelon Corporation, a Pennsylvania corporation ("*Exelon*" or the "*Company*"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Exelon's intention to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "*2015 Annual Meeting*" and such materials, the "*2015 Proxy Materials*") a shareholder proposal (the "*Shareholder Proposal*") submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "*Proponents*") on October 22, 2014. The Company intends to omit the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "*Staff*") will not recommend to the Commission that enforcement action be taken if Exelon excludes the Shareholder Proposal from its 2015 Proxy Materials for the reasons detailed below.

Exelon intends to file its definitive proxy materials for the 2015 Annual Meeting on or about March 19, 2015. In accordance with *Staff Legal Bulletin 14D* ("*SLB 14D*"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponents. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the

Proponents copy the undersigned on any correspondence that they elect to submit to the Staff in response to this letter.

The Shareholder Proposal

The Shareholder Proposal includes the following language:

RESOLVED: Shareholders of Exelon Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

A copy of the Shareholder Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." The Company notes that the Corporate Governance Committee of the Exelon board of directors (the "*Board*") has informally approved an Exelon shareholder access proposal and will recommend approval by the full Board at the Board's regular meeting in January 2015. The Board will then recommend to the Company's shareholders for approval at the 2015 Annual Meeting a proposal (the "*Company Proposal*") asking the Company's shareholders whether the Board should take further action to consider and adopt a "proxy access" bylaw for inclusion in the Company's Amended and Restated Bylaws (the "*Bylaws*"), to be presented to and approved by shareholders at the annual meeting in 2016. The Shareholder Proposal directly conflicts with the Company Proposal. Although the Board has not yet approved the Company Proposal, the Staff has permitted companies to exclude shareholder proposals in reliance on Rule 14a-8(i)(9) where the company (1) represents that its board is expected to consider a company proposal that will conflict with a shareholder proposal and then (2) supplements its request for no-action relief by notifying the Staff after the board action has been taken. *See, e.g., SUPERVALU INC.* (April 20, 2012). Accordingly, the Company will notify the Staff after the Board has taken the actions described above.

Analysis

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Company Proposal to be Submitted to Shareholders at the 2015 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), Exelon may exclude the Shareholder Proposal from the 2015 Proxy Materials because the Shareholder Proposal directly conflicts with the Company Proposal. As the Commission noted when it amended Rule 14a-8(i)(9), it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." *See* Exchange Act Release no. 40018, n.27. Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder proposal and the company's proposal at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Ellie Mae Inc.* (March 19, 2014).

The Shareholder Proposal requests that the Board adopt and then present for shareholder approval an amendment to the Bylaws to provide for so-called shareholder "proxy access," which would include, among other things, a requirement that qualifying nominators have "beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination." At its regular January 2015 meeting, the Board will consider whether to approve the Company Proposal, which would ask the shareholders whether the Board should take further action to consider and adopt an amendment to the Bylaws, subject to final approval by the shareholders at the 2016 Annual Meeting, providing for shareholder proxy access pursuant to which a nominating shareholders would be required to beneficially own 5% or more of the Company's outstanding common stock continuously for at least 5 years before submitting the nomination; provided that the number of shareholder-nominated candidates appearing in the Company's proxy materials shall not exceed 10% of the number of directors to be elected at the next Annual Meeting.

The Staff has routinely permitted companies to omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, confusing, unclear, or otherwise inconclusive mandate from the shareholders. *See Ellie Mae Inc.* (March 19, 2014) (noting that "inclusion of the proposal and [the company's] proposal in [the] proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results"). Specifically, when a shareholder proposal and a company proposal both address the same right or substantive topic, even if the proposals differ in approach or scope, but voting on the two proposals would present "alternative and conflicting decisions for shareholders," the shareholder proposal may be excluded. *See id.* (concurring in the exclusion of a shareholder proposal that sought a simple majority vote of the votes cast standard for all matters subject to a shareholder vote because the proposal conflicted with a series of company proposals to reduce certain shareholder voting thresholds to a majority of the shares outstanding standard). The Staff has recently applied this analysis in the context of competing proposals relating to proxy access. In *Whole Foods Market, Inc.* (Dec. 1, 2014), the shareholder proponent submitted a proposal seeking eventual adoption of a proxy access bylaw amendment that would require nominating shareholders to own 3% of the company's shares continuously for three years in order to be eligible to submit a director nomination pursuant to the proxy access bylaw. The Company, in turn, represented that it would include in its proxy statement for its upcoming annual meeting a proposal on a proxy access bylaw amendment that would provide for, among other things, a requirement that nominating shareholders own 9% of the company's shares for a period of five years in order to be eligible to submit a director nomination pursuant to the company's proposed proxy access bylaw. The Staff concurred that the shareholder proposal may be properly excluded pursuant to Rule 14a-8(i)(9), noting in particular, "You indicate that the proposal and the proposal sponsored by [the company] directly conflict. You also indicated that inclusion of both proposals would present alternative and conflicting decisions for the stockholders and would create the potential for inconsistent and ambiguous results."

This analysis is not limited to particular substantive issues in a company's governing documents, but rather applies any time one proposal asks the board to take action with respect to a company's governing documents that would establish one numeric threshold and the other proposal asks the board to take action with respect to the same or similar issue in a way that would establish another, conflicting numeric threshold. *See, e.g., id.* (concerning the ownership thresholds at which a nominating shareholder would be eligible to nominate directors pursuant to the proposed proxy access bylaw amendments); *Stericycle, Inc.* (Mar. 7, 2014) (concerning the exclusion of a shareholder proposal that sought the right of shareholders owning 15% of the company's outstanding common stock to call special meetings because the shareholder proposal conflicted with a company proposal that would grant the right to call special meetings to shareholders holding a 25% net long position in the company's outstanding common stock for at least one year); *The NASDAQ OMX Group, Inc.* (February 22, 2013) (concerning the exclusion of a shareholder proposal that sought a simple majority vote of the votes cast standard for all matters on which shareholders vote because it conflicted with a series of company proposals to reduce certain shareholder voting thresholds to a majority of the shares outstanding standard).

Consistent with the precedent cited above, because the Company Proposal and the Shareholder Proposal each concern whether the Board should adopt and present for shareholder approval an amendment to the Bylaws to provide "proxy access," but in a manner that provides, at a minimum, for conflicting eligibility requirements, presenting both proposals in the 2015 Proxy Materials could result in conflicting mandates for the Board or ambiguous voting results. For example, either of the following problems could arise:

- The Shareholder Proposal and the Company Proposal could each receive sufficient votes to pass. The Board would not know whether to seek amendments to the Bylaws that comport with the ownership eligibility standards requested by the Proponents or with those laid out in the Company Proposal.

- If both proposals were voted on, the Company would not be able to determine whether some shareholders supported one of the proposals solely in preference to another proposal but might not have voted for any proposal on an individual basis.

These potential issues are the very concerns the exclusion under Rule 14a-8(i)(9) was designed to address.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Shareholder Proposal may be excluded from Exelon's 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should


SIDLEY AUSTIN LLP
SIDLEY

be sent to me at rastle@sidley.com or my colleague, Tyler Mark, at tmark@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-7270.

Sincerely,



Richard W. Astle

Attachments

cc: Michael Garland, Office of the Comptroller of the City of New York

Exhibit A

Proponent's Submission



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 22, 2014

Mr. Bruce G. Wilson
Sr. Vice President
Exelon Corporation
10 South Dearborn Street
P. O. Box 805398
Chicago, IL 60680-5398

Dear Mr. Wilson:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Exelon Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Exelon Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.